UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the Month of May 2026
Commission File Number: 001-37668
FERROGLOBE PLC
(Name of Registrant)
13 Chesterfield Street
London W1J 5JN, United Kingdom
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒	Form 40-F ☐

2026 Annual General Meeting of Ferroglobe PLC
On May 19, 2026, Ferroglobe PLC (“Ferroglobe” or the “Company”) released its Notice of 2026 Annual General Meeting (“2026 AGM”) and Annual Report and Accounts for the fiscal year ended December 31, 2025. The 2026 AGM will be held at 14:00 British Summer Time (BST) on Wednesday, June 17, 2026 at 13 Chesterfield Street, London W1J 5JN, United Kingdom.
Exhibits
Reference is made to the Exhibit Index included hereto.

EXHIBIT INDEX
Exhibit No.	Description
99.1	Notice of Annual General Meeting dated May 19, 2026
99.2	Ferroglobe PLC Annual Report and Accounts for the year ended December 31, 2025
99.3	Extracts from the 2025 Annual Report on Form 20-F
99.4	Form of Proxy Card for the 2026 Annual General Meeting

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 20, 2026
FERROGLOBE PLC
by
/s/ Marco Levi

Name: Marco Levi
Title: Chief Executive Officer
(Principal Executive Officer)